December 11, 2009

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:      Providence and Worcester Railroad Company
         File No. 000-16704

Dear Mr. Shenk:

This letter is in response to your correspondence of October 30, 2009 (the "Comment Letter") containing comments arising from your review of the financial statements and related disclosures included in our report on Form 10-K for the year ended December 31, 2008 and our report on Form 10-Q for the quarterly period ended June 30, 2009.

In accordance with your request the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company provides this acknowledgement without prejudice to its rights to disclose staff comments and the Company's response thereto in any such proceedings.

We have addressed each matter raised in the Comment Letter below by reference to the headings and/or numbered items contained therein. For the convenience of the Commission's staff, we reproduce the text of each heading and/or numbered paragraph in the Comment Letter and follow with our response.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-4

1. Please present a table of contractual obligations for amounts due under specified contractual obligations, including but not limited to the agreement with GATX, as of the latest fiscal year end balance sheet as required by FR 67.

1. Response.

Contractual Obligations under FR 67
-----------------------------------

The Company's only contractual obligation as of December 31, 2008 was the operating lease with GATX Corporation for 72 gondolas which was disclosed in the 10-K for the year ended December 31, 2008 in Section 7 under Liquidity and Capital Resources.

The Company will modify its future filings to include the table of contractual obligations for amounts due under specified contractual obligations as follows and update at the end of each fiscal year:

Contractual Obligations
-----------------------

The Company has no contractual obligations which are recorded as liabilities in its Financial Statements. Other items, such as operating leases, are not recognized as liabilities in its Financial Statements but are required to be disclosed in the Notes to Financial Statements.

The following table sets forth the Company's significant contractual obligations as of December 31, 2008:

------------------- ---------------------------------------------------------
                             Payments Due by Period
------------------- ---------------------------------------------------------
------------------- ---------- ------------ ---------- ------------ ---------
 Contractual          Total     Less than   1-3 Years   3-5 years      More
 Obligations                     1 Year                                than
(in thousands)                                                       5 years

------------------- ---------- ------------ ---------- ------------ ---------
------------------- ---------- ------------ ---------- ------------ ---------
Operating lease (a)   $1,493      $248        $496        $496        $253

------------------- ---------- ------------ ---------- ------------ ---------
------------------- ---------- ------------ ---------- ------------ ---------
Total                 $1,493      $248        $496        $496        $253
------------------- ---------- ------------ ---------- ------------ ---------

(a) Represents future minimum lease payments under a non-cancelable operating lease in effect as of January 10, 2008.

The table above excludes Long-term Debt as there were no borrowings outstanding under the Company's Revolving Credit Facility as of December 31, 2008. The Company had no Capital Lease Obligations, Purchase Obligations or Other Long Term Liabilities at December 31, 2008.

Notes 1 and 3 -- Property and Equipment, pages 11-18 and 11-22
--------------------------------------------------------------

2. We note that property and equipment comprise approximately 81% of your total consolidated assets with track structures being approximately 65% of the gross cost of total property and equipment. In addition, you disclose that track structures are being depreciated over a period as long as 67 years. As it is unclear how much of track structures is being depreciated over 67 years, please tell us the amount of total track structures being depreciated over this period as well as the average depreciation period (in percentage or years) being used for the total track structures asset in each of the last three fiscal years.

In addition, we note a significant number of other railroad operators using estimated lives of rail / track structures that generally approximate a useful life of 25-40 years or an average depreciation rate that approximates 3% per year (equivalent to an approximate 35 year life). As other railroad operators use periods that are significantly less than your 67 year estimated life, please also tell us in complete and clear detail why you believe a 67 year depreciation period being [sic] currently being used is appropriate as well as why you believe that your circumstances provide for an estimated life significantly higher than your peers. In connection with this response, please also re-evaluate whether your current depreciation period being used should be revised under the circumstances.

Notwithstanding the above, we believe the MD&A and financial statement notes can be significantly enhanced with additional disclosures with respect to property and equipment because of its significance as follows:

     o Significant Accounting Policy disclosure describing (i) what types of costs are capitalized; (ii) how often you conduct studies of depreciation rates; (iii) how changes in estimated useful lives of depreciation are treated in the financial statements; (iv) how estimated historical installment costs from gross assets and accumulated depreciation are removed upon replacement of track structures; and (v) how and what constitutes an abnormal retirement of track structure assets, if any;

     o Critical Accounting Estimate disclosure related to depreciation studies including their relevance to any assumptions that normally retired property is fully depreciated upon replacement as well as how the historical costs attributable to retired or replaced assets are estimated; and

     o    Liquidity   and  capital   resources   discussion   regarding   actual
          replacement activity on track structures.

Please advise and revise, accordingly.

2. Response.

The Company is a Class II railroad as defined by the United States Surface Transportation Board ("STB"). Prior to 1973 the Company did not engage in active operations as all of its track was leased to other railroads. In 1973 the Company regained control over its track and recommenced operations and, since that time, the Company has grown its track in service from 45 miles to 516 miles, primarily through acquisition of track and track rights from other railroads. The Company is responsible for maintaining 313 of the 516 track miles comprising its system. To the Company's knowledge, the only other Class II railroads for which public information is available are part of two railroad holding companies.

Class I railroads divide their track structure into several classes depending on the intensity of use. Class II Track is defined as track that averages less, over a three-year period, than 20 million gross ton-miles per mile on an annual basis and has not been designated for abandonment ("Class II Track"). See 49 C.F.R. Part 1201, Instruction 4-3(e).

In 1985 the Company adopted the depreciation method of accounting (the "Depreciation Method"), discontinuing use of its prior method, the Betterment Method. To effect the conversion to the Depreciation Method, the Company was required first to establish the value of the track structure among other assets and, second, to arrive at the proper class life for each class of assets. The Company spent nearly a year determining values and proper class lives as of January 1, 1985 by researching the historical records of the former Penn Central Railroad, the New York, New Haven and Hartford Railroad, and other railroads, including Consolidated Rail Corporation, from which it acquired track or track rights. In establishing a class life for each asset, the Company examined (i) the age of the existing track structure, (ii) the class lives for Class II Track used by Class I railroads, (iii) to the extent the information was publicly available, the class lives used by Class II railroads, (iv) the depreciation of class lives as permitted under Section 167 of the Internal Revenue Code and related regulations and revenue rulings, and (v) various other accounting pronouncements. The Company also took into account the fact that the class lives adopted by Class I railroads for their Class II Track were not comparable since the intensity of use of the Company's track and structure was, and is, significantly different. Finally, the Company evaluated the impact of its level of routine maintenance on the useful life of its track structure, believing its level of maintenance is greater than that of similarly-situated railroads, in determining that: rail and other track material, ballast, and, bridges and trestles had a proper class life of sixty-seven years; ties had a proper class life of forty years; and "other" components had a proper class life of thirty-three years. Based upon these studies, the Company determined the cost of the improvements and the duration of appropriate useful lives applicable to the asset classes comprising its track structure at December 31, 1985.

At December 31, 2008, the applicable costs and depreciable lives of the various categories comprising track structure were:

------------------------ -------------------------- --------------------------
                                   COSTS            DEPRECIABLE LIFE (IN
      ASSET CLASS             (IN THOUSANDS)        YEARS)

------------------------ -------------------------- --------------------------
------------------------ -------------------------- --------------------------
Ties                              $45,808                      40

------------------------ -------------------------- --------------------------
------------------------ -------------------------- --------------------------
Rail & Other Track                $21,849                      67
Materials

------------------------ -------------------------- --------------------------
------------------------ -------------------------- --------------------------
Ballast                           $ 5,590                      67

------------------------ -------------------------- --------------------------
------------------------ -------------------------- --------------------------
Bridges & Trestles                $ 6,434                      67

------------------------ -------------------------- --------------------------
------------------------ -------------------------- --------------------------
Other                             $ 1,834                      33

------------------------ -------------------------- --------------------------
------------------------ -------------------------- --------------------------
TOTAL                             $81,515
                                  =======
------------------------ -------------------------- --------------------------

The weighted average useful live of the Company's track structure during the period 2006-2008 was 52 years. The Company does not anticipate any change in the weighted average useful life for 2009.

The following table represents the information concerning book lives reported by Class I railroads to the STB for the period ended December 31, 2008 for the range of asset lives for their Class II Track:

---------------------------- ------------------------- ------------------------
                                LOWEST USEFUL LIFE       HIGHEST USEFUL LIFE

---------------------------- ------------------------- ------------------------
---------------------------- ------------------------- ------------------------
Ties                                22.4 Years               41.5 Years

---------------------------- ------------------------- ------------------------
---------------------------- ------------------------- ------------------------
Rail & Other Track
Materials                           37.5 Years               52.4 Years

---------------------------- ------------------------- ------------------------
---------------------------- ------------------------- ------------------------
Ballast                             27.2 Years               62.1 Years

---------------------------- ------------------------- ------------------------
---------------------------- ------------------------- ------------------------
Bridges & Trestles &
Culverts                            59.5 Years               97.1 Years

---------------------------- ------------------------- ------------------------

Source: Derived from materials prepared by Philip Burris, an economist with the firm of L.E. Peabody & Associates, Inc. on November 18, 2009 from information contained in Schedule 416 of the 2008 Annual Report on Form R-1 filed with the Surface Transportation Board by certain Class I railroads.

Since 1985, the Company has not experienced any significant changes in its overall operations or its business or the related use of its property and equipment, or had any indication that asset lives no longer remain appropriate. The Company's useful lives for two (rail and other track materials, and ballast) of the four asset categories constituting track structure exceed the useful lives adopted by the above Class I railroads for their Class II Track. The Company has concluded that its useful lives as compared to other railroads are supported by two factors - one, its low ton-miles per mile of track structure as compared with the higher intensity use of Class II Track of Class I railroads and, second, its level of routine (non-capitalized) maintenance.

For the three year period ended December 31, 2008, the gross ton-miles carried on the Company's aggregate rights-of-way and the ton-miles per track mile were:

 ----------------- ----------------------------- ----------------------------
                         TOTAL TON MILES            TON-MILES PER MILE OF
                                                           TRACKo
 ----------------- ----------------------------- ----------------------------
 ----------------- ----------------------------- ----------------------------
       2006                 5,848,800                      18,666

 ----------------- ----------------------------- ----------------------------
 ----------------- ----------------------------- ----------------------------
       2007                 5,228,800                      16,705

 ----------------- ----------------------------- ----------------------------
 ----------------- ----------------------------- ----------------------------
       2008                 5,813,600                      18,573

 ----------------- ----------------------------- ----------------------------

oBased on 313 miles of track owned

As is evidenced from the above data, the Company's total ton-miles per mile of track is less than 1/10th of one percent of the 20,000,000 gross ton-mile threshold used by the STB to define the maximum ton-miles carried on Class II Track.

Since it commenced active operations in 1973, the Company has had in place what it believes is an aggressive maintenance program designed to support the useful lives it has adopted. The Company believes that its level of maintenance is greater than that of similarly-situated Class II railroads.

Each year, ties, linear feet of rail and tons of ballast are "retired" in amounts equal to the number of new ties, linear feet of rail and tons of ballast installed on those lines. The Company maintains its fixed assets records with respect to track structure by subclass (rail, ties, etc.) which in turn are categorized by the particular segment of track to which each relates. When replacements are made on any track segment, the Company retires an equivalent amount of its oldest rail structure assets. For example, if the Company replaces 1,000 ties on its Gardner Branch, it retires the oldest 1,000 ties by date of installation. Retirements of track structure are recorded by removing the historical cost and related accumulated depreciation of ties, rail and ballast which have been replaced each year on a first in, first out basis.


The Company's average historical cost is not estimated but, rather, is actual cost, determined by reference to the date of acquisition of assets in records maintained by the Company or its predecessors during the term of their operations. The net book value of track retirements over the three most recent years was:

 ----------------------------- ----------------------------------------------
                                    NET BOOK VALUE OF TRACK RETIREMENTS
                                              (IN THOUSANDS)
         DECEMBER 31
 ----------------------------- ----------------------------------------------
 ----------------------------- ----------------------------------------------
             2006                                   $ 6

 ----------------------------- ----------------------------------------------
 ----------------------------- ----------------------------------------------
             2007                                   $12

 ----------------------------- ----------------------------------------------
 ----------------------------- ----------------------------------------------
             2008                                   $48

 ----------------------------- ----------------------------------------------

The Company reviews annually the useful lives of its track structure components and to date has not noted any circumstances that would significantly change its estimated useful lives. The net book value of the retired track structure has been nominal which supports the Company's contention that the depreciation rates have been, and remain, appropriate. If the Company were to identify changes in remaining useful lives based on its annual review or to experience material write-offs in its fixed track structure account as a result of replacements, the Company would re-evaluate the useful lives.

The Company accounts for improvements to its track as follows: Costs incurred in the installation of track structure are to be capitalized to the extent that such costs are in connection with the replacement of track structure pursuant to a program of rehabilitation which results in significant future benefits. Examples include upgrading a significant segment of track structure pursuant to a grant which results in extension of the useful economic life. Upgradings include the replacement of certain components of track structure such as ties and rail to support railcars of heavier weights or to allow for an increase in track speed, as operating requirements dictate. Since track structure upgrading is replacement of depreciated or nearly fully-depreciated track, it does not constitute an abnormal retirement. Also, costs incurred in the installation of track structure are to be capitalized to the extent that such costs are in connection with the construction of a new track structure. Costs for routine maintenance such as the sporadic replacement of individual ties which have deteriorated, repair of track structure damaged in a derailment, washout or other cause or event, or for the general upkeep of track structure to keep it in good operating condition, are to be expensed. Costs shall be capitalized or expensed depending on the facts and circumstances causing the expenditure and based upon the judgment of the accounting department in conjunction with the engineering department. The total amount of the costs to be capitalized is based on the per-unit standard cost for each category of expenditure (ties, rail and other track material and ballast) and the number of equivalent units installed. Per unit costs are developed annually using costs incurred for materials, direct labor and overhead.

The Company has not conducted any formal depreciation studies, either internally or externally since the time that it converted from the Betterment Method to the Depreciation Method of accounting for track structures. The intensity of use and the level of routine maintenance per track mile have not significantly changed since 1985. However, the Company on an annual basis reviews the useful lives of the track structure components and to date has not noted any circumstance that would significantly change the estimate of their useful lives. Accordingly, the Company has had no reason to disclose any changes in estimated useful lives or the manner in which any such changes would be treated in its financial statements.

The Company to date has experienced no "abnormal retirements of track structure". In addition, if an abnormal retirement were to occur, the Company would write off undepreciated costs of the retired assets to the Company's income statement. The Company defines an "abnormal retirement" as a replacement of a track structure arising out of an unforeseen event such as a major washout due to flood or other catastrophe. Such unforeseen events are not factored into the calculation of assets' useful lives on the date that assets are put into service.

For the three years ended December 31, 2008, the Company's capitalized expenditures for track structures were as follows:

----------- ---------------------- --------------------- ----------------------
              GROSS EXPENDITURES         GRANTS             NET EXPENDITURES
   YEAR         (IN THOUSANDS)       (IN THOUSANDS)          (IN THOUSANDS)
----------- ---------------------- --------------------- ----------------------
----------- ---------------------- --------------------- ----------------------
   2006             $3,356                $121                   $3,235

----------- ---------------------- --------------------- ----------------------
----------- ---------------------- --------------------- ----------------------
   2007             $3,512                $520                   $2,992

----------- ---------------------- --------------------- ----------------------
----------- ---------------------- --------------------- ----------------------
   2008             $2,583                $172                   $2,411

----------- ---------------------- --------------------- ----------------------

The Company expects that on average it will continue to spend between $2,000,000
and  $3,000,000  for  capitalized  track   structures,   adjusted  annually  for
inflation.

The Company proposes to make the following additional disclosures in the Critical Accounting Policies and Liquidity and Capital Resources sections of its Management's Discussion and Analysis and to Note 1 to its Financial Statements (marked to show changes), as indicated, in its future periodic reports updated at the end of each fiscal year:

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
Operations:

                                     * * * *
Critical Accounting Policies
                                     * * * *

The Securities and Exchange Commission ("SEC") defines critical accounting policies as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We base our estimates on historical experience and on
                      ----------------------------------------------------------
various   other   assumptions   that  we  believe  are   reasonable   under  the
--------------------------------------------------------------------------------
circumstances,  the results of which form the basis for making  judgments  about
--------------------------------------------------------------------------------
the carrying values of assets and liabilities that are not readily apparent from
--------------------------------------------------------------------------------
other sources.  The following critical  accounting  policies are a subset of the
----------------------------------------------------------------------------
Company's significant accounting policies


are


described in Note 1 of the Notes to Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates.


The Company's rail operations are highly capital intensive.
-----------------------------------------------------------


Management believes that the Company's policy for the evaluation of long-lived asset impairment meets the SEC definition of critical.


Property and  equipment,  including land
----------------------------------------
held for development, is stated at historical cost (including  self-construction
--------------------------------------------------------------------------------
costs).  Self-construction  costs for track structure include material costs for
--------------------------------------------------------------------------------
ties,  rail,  other  track  materials  and  ballast;  the  cost  of  direct  and
--------------------------------------------------------------------------------
supervisory labor,  including  railroad  retirement taxes and employee benefits;
--------------------------------------------------------------------------------
costs for track  machinery and equipment  (including  depreciation)  and various
--------------------------------------------------------------------------------
other  overhead  costs.  Major  renewals or betterments  are  capitalized  while
--------------------------------------------------------------------------------
routine  maintenance  and repairs  that do not improve or extend asset lives are
--------------------------------------------------------------------------------
charged to expense when  incurred.  Properties and equipment are carried at cost
--------------------------------------------------------------------------------
and are depreciated over their useful lives.  Items included in track structures
--------------------------------------------------------------------------------
with similar  physical  characteristics,  use, date of installation and expected
--------------------------------------------------------------------------------
life are grouped  together into separate  asset classes and  depreciated  by the
--------------------------------------------------------------------------------
estimated  useful  life for the asset class  group.  Gains or losses on sales or
--------------------------------------------------------------------------------
other dispositions of property are created or charged to income.
----------------------------------------------------------------

The Company  reviews  property and equipment  retirements  each year in order to
--------------------------------------------------------------------------------
determine  whether or not the estimated  useful lives are reasonable.  Since, in
--------------------------------------------------------------------------------
most instances, assets retired have been fully or substantially depreciated, the
--------------------------------------------------------------------------------
Company  has not  found it  necessary,  historically,  to make  any  significant
--------------------------------------------------------------------------------
adjustments to their estimated useful lives.  Retirements of track structure are
--------------------------------------------------------------------------------
recorded by removing the historical cost and related accumulated depreciation of
--------------------------------------------------------------------------------
the equivalent  amount of its oldest track  structures  with the related gain or
--------------------------------------------------------------------------------
loss  being  charged  to  income.  Historically,  the  Company  has  not had any
--------------------------------------------------------------------------------
significant  retirements  of  track  infrastructure  which  it  considers  to be
--------------------------------------------------------------------------------
abnormal and not in the normal course of business.
--------------------------------------------------

The conclusions and ongoing evaluations of our estimated useful lives may result
--------------------------------------------------------------------------------
in future material changes in the Company's maintenance and capital spending, as
--------------------------------------------------------------------------------
well as revisions to the useful lives of property and equipment which may affect
--------------------------------------------------------------------------------
depreciation rates and expenses.
--------------------------------

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When factors


circumstances  indicate that assets should be evaluated for possible impairment,
------------
the Company uses an estimate of the related undiscounted future cash flows over the remaining lives of the assets in determining whether the carrying amounts of the assets are recoverable. If impairment exists it is measured by comparing the carrying value to the fair value. No impairments were recognized in the three
                                   ---------------------------------------------
years presented.
----------------


                                     * * * *

The Company will make the following additional disclosure in the Liquidity and Capital Resources section of its MD&A:

Liquidity and Capital Resources

                                     * * * *

The Company's expenditures for track structure replacement net of grants for the past three years were:

------------------------------------ -------------------------------------------
            DECEMBER 31                 NET EXPENDITURES FOR TRACK STRUCTURE
                                                    REPLACEMENTS
                                                   (IN THOUSANDS)

------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------
                2006                                   $3,235
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------
                2007                                   $2,992
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------
                2008                                   $2,411
------------------------------------ -------------------------------------------

The Company expects that on average it will continue to spend between $2,000,000 and $3,000,000 per year for capitalized track structure adjusted annually for inflation.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies
-------------------------------------------------------------------------

                                     * * * *

Property and Equipment
----------------------

Property and equipment, including land held for development, is stated at historical cost (including self-construction costs). Acquired railroad property is recorded at purchased cost. Self-construction costs for track structure
                                   ---------------------------------------------
include material costs for ties,  rail,  other track materials and ballast;  the
--------------------------------------------------------------------------------
cost of direct and supervisory labor,  including  railroad  retirement taxes and
--------------------------------------------------------------------------------
employee   benefits;   costs  for  track  machinery  and  equipment   (including
--------------------------------------------------------------------------------
depreciation)  and various other overhead  costs.  Major renewals or betterments
-------------------------------------------------
are capitalized while routine maintenance and repairs, which do not improve or extend assets lives are charged to expense when incurred.


Gains or losses on sales or dispositions are credited or charged to income.


Properties  and  equipment  are carried at cost and are  depreciated  over their
--------------------------------------------------------------------------------
useful  lives.   Items  included  in  track  structures  with  similar  physical
--------------------------------------------------------------------------------
characteristics,  use, year of  installation  and expected life are grouped into
--------------------------------------------------------------------------------
separate asset classes and depreciated by the estimated useful life of the asset
--------------------------------------------------------------------------------
class group.  Depreciation is provided using the  straight-line  method over the
------------
estimated useful lives of assets as follows:

               Track structure:
         Ties                                          40 years
         ------------------------------------------------------
         Rail and other track material                 67 years
         ------------------------------------------------------
         Ballast                                       67 years
         ------------------------------------------------------
         Bridges & Trestles                            67 years
         -------------------------------------------------------
         Other                                         33 years
         -------------------------------------------------------
         Buildings and other structures                33 to 45 years
         Equipment, including rolling stock             4 to 25 years

Retirements of track  structure are recorded by removing the historical cost and
--------------------------------------------------------------------------------
related  accumulated  depreciation of the equivalent  amount of its oldest track
--------------------------------------------------------------------------------
structures in the related  asset class group.  Gains or losses on sales or other
--------------------------------------------------------------------------------
dispositions are credited or charged to income.
-----------------------------------------------

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When factors


circumstances  indicate that assets should be evaluated for possible impairment,
-------------
the Company uses an estimate of the related undiscounted future cash flows over the remaining lives of the assets in determining whether the carrying amounts of the assets are recoverable. If impairment exists it is measured by comparing the carrying value to the fair value. No impairments were recognized in the three years presented.

                                     * * * *

Use of Estimates
----------------

The  preparation  of the  Company's  financial  statements  in  conformity  with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Historical cost of track structure assets retired is determined using
           ---------------------------------------------------------------------
the assumption that the oldest  components of track structure have been replaced
--------------------------------------------------------------------------------
by the new components added each year.
--------------------------------------

Liabilities for casualty claims, legal judgments and other loss contingencies are recorded when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company does not accrue estimated legal fees for appeals of legal judgments since we do not believe that such costs meet the definition of a liability and thus are accruable only at such time as legal services have been provided.

                                    * * * *

The Company respectfully requests that the matters identified in the Comment Letter as requiring enhancement to the Company's existing disclosures as outlined above be addressed in future filings beginning with the report on Form 10-K for the period ending December 31, 2009.

3. Please tell us and disclose how you accounted for the sale-leaseback of the 72 gondolas with GATX, including whether any gain or loss was recognized, how any amount was determined, and the timing of the recognition of any amount.

3. Response.

In connection with the Exclusive Railcar Supply Agreement with GATX Corporation, the Company agreed to exchange 72 gondolas which it owned for 137 open top coal hoppers owned by GATX which were being leased by the Company pursuant to cancelable operating leases. The Company simultaneously entered into a lease agreement for the 72 gondolas. The net book value of the 72 gondolas exchanged was approximately $1,400,000 and their estimated fair value and the fair value of the assets acquired was approximately $1,650,000.

The Company considered the relevant accounting literature related to sale-leaseback (SFAS 13, Accounting for Leases) as well as the related guidance and the prevailing guidance for nonmonetary exchanges, FASB Statement 153, Exchange of Nonmonetary Assets (an amendment of APB Opinion No. 29). Based on the foregoing pronouncements and since the fair value of the assets transferred did not differ significantly from the fair value of the assets acquired, the Company determined not to record the deferred gain on the sale-leaseback of approximately $250,000 in 2008 and amortize that gain into income over the seven-year term of the lease. Had it so recorded the gain, the impact of this transaction on the Company's balance sheet would have been to increase property and equipment by $250,000 and to record a deferred gain in the same amount. The net impact on its income statement in 2008 and in each of the succeeding six years would have been to increase income before income taxes by $26,000. Since the value of the assets transferred did not significantly differ from the carrying value of such assets and since the impact of failure to record the gain was immaterial in terms of the Company's balance sheet and income statement, the Company accounted for the exchange at net book value. The Company also assessed whether the sale-leaseback transaction should be accorded capital lease treatment and concluded that none of the applicable tests, including the fair value test, warranted capitalization.

Part II, page 1
---------------

Item 9A.(T). Controls and Procedures, page 27
---------------------------------------------

4. We note that you did not include a statement explaining the absence of an attestation report of the company's registered public accounting firm. In future filings, please include such a statement pursuant to Item 308T(a)(4) of Regulation S-K.

4. Response.

The Company is a non-accelerated filer and therefore, under temporary rules currently in effect, is not required to provide an attestation from its registered public accounting firm. In our next 10-K filing we will include the following statements:

     "This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report."

Part IV, page 1

Exhibits Index, page 1

5. Please file or incorporate by reference the Common Stock Purchase Agreement and the Exclusive Railcar Supply Agreement with GATX Corporation with your next periodic report.

5. Response.

The Common Stock Purchase Agreement, the Exclusive Railcar Supply Agreement and the Registration Rights Agreement by and between the Company and GATX were previously filed as Exhibits (10.1), (10.2) and (10.3) with our Report on Form 10-Q for the quarterly period ended March 31, 2008 which was the period in which the GATX transaction took place.

Exhibits 31.1 and 31.2
----------------------

6.  We  note  that  you  have  inappropriately  modified  the  content  of  your
certifications.   Please  amend  your  filing  to  provide  the  exact  form  of certification required by Item 601(b)(31) of Regulation S-K.

6. Response.

Amendments to the Company's 10-K for the period ending December 31, 2008 and its 10-Q's for the periods ending March 31, June 30 and September 30, 2009 reflecting revised certifications are attached hereto as Exhibits 1, 2, 3 and 4. Each amendment will be filed on or before December 18, 2009.

Note 5. Other Income, page 8
----------------------------

7. Please tell us and disclose the circumstances resulting in the receipt of the $950,000 settlement of "certain legal proceedings and the granting of permanent easement."

7. Response.

7. Mobil Pipe Line Company ("MPLC") operates a pipeline carrying petroleum products from East Providence, Rhode Island to Springfield, Massachusetts (the "Pipeline") which crosses the Company's right-of-way in Oxford, Massachusetts for a distance of one hundred and twenty-feet (120') (the "Pipeline Location") to which MPLC held leasehold rights through April 30, 2007. Immediately prior to expiration of the lease, MPLC filed an action with the Energy Facilities Siting Board (the "EFSB"), a Massachusetts regulatory body, seeking authority to acquire by eminent domain a permanent easement over the Pipeline Location in order to avoid interruption of its use of the Pipeline. Upon expiration of the lease, the Company brought suit to evict MPLC from the Pipeline Location and MPLC obtained a stay of that litigation on the basis of the pending EFSB action. The Supreme Judicial Court of Massachusetts concluded that EFSB had no jurisdiction in the matter and the EFSB subsequently dismissed the proceeding brought by MPLC. MPLC and the Company then entered into negotiations. In June 2009, MPLC paid the Company $950,000 in consideration (a) of the Company's grant to MPLC of a permanent easement for the Pipeline Location, and (b) execution of a Settlement Agreement covering all pending litigation between the Company and MPLC, including joint stipulations of dismissal and mutual releases.

The Company proposes to make the following additional disclosure in Note 5, Other Income, in its future periodic reports:

     In June 2009 the Company received $950,000 for the settlement of certain legal proceedings that arose following the expiration of leasehold rights of an unrelated third party to a pipeline location located on the Company's right-of-way, and the Company's grant of a permanent easement for such pipeline location.

* * * * * * * * * * * * * * * *

Please do not hesitate to contact me if you need additional information regarding any of these matters.

Very truly yours,

/s/ Robert J. Easton
Robert J. Easton
Treasurer and Chief Financial Officer

                                   EXHIBIT 1
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM 10-K/A
                                (Amendment No. 1)

     (Annual Report Under Section 13 of the Securities Exchange Act of 1934)

                   For the fiscal year ended December 31, 2008

                           Commission File No. 0-16704

                    PROVIDENCE AND WORCESTER RAILROAD COMPANY
                  -------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                Rhode Island                           05-0344399
                -------------                          ----------
        (State or Other Jurisdiction of               (IRS Employer
        Incorporation or Organization)              Identification No.)

                     75 HAMMOND STREET, WORCESTER, MA 01610
                     --------------------------------------
                    (Address of Principal Executive Offices)

                                 (508) 755-4000
                              --------------------
                (Issuer's Telephone Number, Including Area Code)

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.50 per share
                     ---------------------------------------
                               (Title of Class)

               --------------------------------------------------

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes |_| No |X|

     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes |_|  No |X|

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

     Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. |X|

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

       Large accelerated filer |_|                Accelerated filer |_|

       Non-accelerated filer |X|                  Smaller reporting company |_|

     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes |_| No |X|

As of June 30, 2008, the aggregate market value of the voting stock held by non-affiliates of the Registrant was $52,329,402. (For this purpose, all directors of the Registrant are considered affiliates.)

As of March 6, 2009, the Registrant had 4,803,900 shares of Common Stock outstanding.


================================================================================

                                EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A ("Amendment No. 1") amends the Annual Report on Form 10-K of Providence and Worcester Railroad Company (the "Company") for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission ("SEC") on March 25, 2009 (the "Original 10-K"). This Amendment No. 1 is being filed for the sole purpose of correcting the certifications required by Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the "302 Certifications"),certain provisions of which were inadvertently omitted when the Original 10-K was filed. The amended 302 Certifications are being filed in their entirety as Exhibits 31.1 and 31.2 to this Amendment No. 1.

Except as described above, this Amendment No. 1 does not amend any other information set forth in the Original 10-K and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to the date of the Original 10-K. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 10-K and the Company's filings made with the SEC subsequent to the filing of the Original 10-K. The filing of this Amendment No. 1 shall not be deemed an admission that the Original 10-K, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

                                     PART IV

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


  Exhibit
-----------


     24   Power of Attorney (included on signature page of this report)

     31.1 Certification of Robert J. Eder, Chief Executive Officer,  pursuant to
          Section 302 of the Sarbanes-Oxley Act of 2002*


     31.2 Certification of Robert J. Easton, Treasurer and Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*


     32.1 Certification of Robert J. Eder, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*


     32.2 Certification of Robert J. Easton, Treasurer and Principal Financial Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002*

-----------------------


     *    Filed herewith

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PROVIDENCE AND WORCESTER
                                      RAILROAD COMPANY


                                      By:
                                        ----------------------------------------
                                        Robert H. Eder
                                        Chief Executive Officer

DATED:

     Each person whose signature appears below constitutes and appoints each of Robert H. Eder or Robert J. Easton, or either of them, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities in connection with the annual report on Form 10-K of Providence and Worcester Railroad Company. for the year ended December 31, 2008, to sign any and all amendments to the Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


--------------------------------------------
Robert H. Eder
Chief Executive Officer and Chairman
(Principal Executive Officer)


--------------------------------------------
P. Scott Conti
President and Director (Principal Operating
Officer)


--------------------------------------------
Robert J. Easton, Treasurer
(Principal Financial Officer and Principal
Accounting Officer)


--------------------------------------------
Richard W. Anderson, Director


--------------------------------------------
Frank W. Barrett, Director


--------------------------------------------
J. Joseph Garrahy, Director


--------------------------------------------
John J. Healy, Director


--------------------------------------------
James C. Garvey, Director


--------------------------------------------
Charles M. McCollam, Director


--------------------------------------------
Craig M. Scott, Director


--------------------------------------------
Paul F. Titterton, Director

                                                                    EXHIBIT 31.1

                    Providence and Worcester Railroad Company
                            Certification Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, ROBERT H. EDER, certify that:

     1. I have reviewed this annual report on Form 10-K of Providence and Worcester Railroad Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE:  ______________, 2009

                                 By:
                                    ------------------------------------------
                                    Robert H. Eder
                                    Chairman of the Board and
                                     Chief Executive Officer

                                                                    EXHIBIT 31.2

                    Providence and Worcester Railroad Company
                            Certification Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, ROBERT J. EASTON, certify that:

     1. I have reviewed this annual report on Form 10-K of Providence and Worcester Railroad Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE:  _______________, 2009

                                 By:
                                    ------------------------------------------
                                    Robert J. Easton
                                    Treasurer and Chief Financial Officer

                                                                    EXHIBIT 32.1

                                  CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Providence and Worcester Railroad Company (the "Company") on Form 10-K for the year ending December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert H. Eder, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this ___ day of _________, 2009.

                                    By:
                                       -----------------------------------------
                                       Robert H. Eder
                                       Chairman of the Board
                                        and Chief Executive Officer

                                                                    EXHIBIT 32.2

                                  CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Providence and Worcester Railroad Company (the "Company") on Form 10-K for the year ending December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Easton, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this ____ day of ____________, 2009.

                                 By:
                                    ------------------------------------------
                                    Robert J. Easton
                                    Treasurer and Chief Financial Officer

                                   EXHIBIT 2
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM 10-Q/A
                                (Amendment No. 1)

     |X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the quarterly period ended March 31, 2009
                                       or

     |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1937
                For the transition period from  ______________ to ____________


                           Commission File No. 0-16704

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY
                ------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


             Rhode Island                               05-0344399
            --------------                              ----------
      (State or Other Jurisdiction of                 (IRS Employer
       Incorporation or Organization)               Identification No.)

                     75 HAMMOND STREET, WORCESTER, MA 01610
                     ---------------------------------------
                     (Address of Principal Executive Offices)


                                 (508) 755-4000
                               ------------------
                (Issuer's Telephone Number, Including Area Code)


        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.50 per share
                     ---------------------------------------
                                (Title of Class)

                     --------------------------------------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

     Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post files). Yes |_| No |_|

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.


 Large accelerated filer |_|            Accelerated filer |_|

Non-accelerated filer    |X|            Smaller reporting company |_|


     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes |_| No |X|

     Indicate the number of shares outstanding of each of the Issuer's classes of common stock, as of May 1, 2009:

     Common  Stock -- Par  Value  $0.50         4,805,732  shares
     ----------------------------------      ----------------------
                 (class)                          (outstanding)

================================================================================

                                EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A ("Amendment No. 1") amends the Quarterly Report on Form 10-Q of Providence and Worcester Railroad Company (the "Company") for the quarterly period ended March 31, 2009, filed with the Securities and Exchange Commission ("SEC") on May 15, 2009 (the "Original 10-Q"). This Amendment No. 1 is being filed for the sole purpose of correcting the certifications required by Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the "302 Certifications"), certain provisions of which were inadvertently omitted when the Original 10-Q was filed. The amended 302 Certifications are being filed in their entirety as Exhibits 31.1 and 31.2 to this Amendment No. 1.

Except as described above, this Amendment No. 1 does not amend any other information set forth in the Original 10-Q and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to the date of the Original 10-Q. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 10-Q and the Company's filings made with the SEC subsequent to the filing of the Original 10-Q. The filing of this Amendment No. 1 shall not be deemed an admission that the Original 10-Q, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

                           PART II. Other Information

ITEM 6.  EXHIBITS


   Exhibit
  ----------


          24   Power of Attorney (included on signature page of this report)

          31.1 Certification  of  Robert  J.  Eder,  Chief  Executive   Officer,
               pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

          31.2 Certification of Robert J. Easton, Treasurer and Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

          32.1 Certification  of  Robert  J.  Eder,  Chief  Executive   Officer,
               pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

          32.2 Certification of Robert J. Easton, Treasurer and Principal Financial Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*


         *     Filed herewith

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PROVIDENCE AND WORCESTER
                                        RAILROAD COMPANY


                                        By:
                                           -------------------------------------
                                           Robert H. Eder
                                           Chairman of the Board and
                                            Chief Executive Officer


                                       By:
                                          --------------------------------------
                                          Robert J. Easton
                                          Treasurer and Chief Financial Officer


DATED:    ___________________, 2009

                                                                    EXHIBIT 31.1

                    Providence and Worcester Railroad Company
                            Certification Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, ROBERT H. EDER, certify that:

     1. I have reviewed this quarterly report on Form 10-Q ofProvidence and Worcester Railroad Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE:  ________________, 2009

                                           By:
                                              ----------------------------------
                                              Robert H. Eder
                                              Chairman of the Board and
                                               Chief Executive Officer

                                                                    EXHIBIT 31.2

                    Providence and Worcester Railroad Company
                            Certification Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, ROBERT J. EASTON, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Providence and Worcester Railroad Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE:  _____________, 2009

                                       By:
                                          -------------------------------------
                                          Robert J. Easton
                                          Treasurer and Chief Financial Officer

                                                                    EXHIBIT 32.1

                                  CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Providence and Worcester Railroad Company (the "Company") on Form 10-Q for the period ending March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert H. Eder, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this ___ day of _________, 2009.

                                           By:
                                              ----------------------------------
                                              Robert H. Eder
                                              Chairman of the Board and
                                               Chief Executive Officer

                                                                    EXHIBIT 32.2

                                  CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Providence and Worcester Railroad Company (the "Company") on Form 10-Q for the period ending March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Easton, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this ____ day of ____________, 2009.

                                       By:
                                          --------------------------------------
                                          Robert J. Easton
                                          Treasurer and Chief Financial Officer

                                   EXHIBIT 3
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM 10-Q/A
                                (Amendment No. 1)

|X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE
    ACT OF 1934
                For the  quarterly  period ended June 30, 2009
                                       or

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 193
        For the transition period from ______________ to ___________


                          Commission File No. 0-16704

                   PROVIDENCE AND WORCESTER RAILROAD COMPANY
                   ------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

               Rhode Island                           05-0344399
               --------------                         ----------
        (State or Other Jurisdiction of              (IRS Employer
        Incorporation or Organization)             Identification No.)

                     75 HAMMOND STREET, WORCESTER, MA 01610
                 ---------------------------------------------
                    (Address of Principal Executive Offices)

                                 (508) 755-4000
                      ------------------------------------
                (Issuer's Telephone Number, Including Area Code)

        Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.50 per share
                    ---------------------------------------
                                (Title of Class)

                  -------------------------------------------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

     Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post files). Yes |_| No |_|

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.


Large accelerated filer |_|         Accelerated filer |_|

Non-accelerated filer |X|           Smaller reporting company |_|


     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes |_| No |X|

     Indicate the number of shares outstanding of each of the Issuer's classes of common stock, as of August 13, 2009:

        Common Stock -- Par Value $0.50                   4,807,702 shares
---------------------------------------------    -------------------------------
               (class)                                     (outstanding)

================================================================================

                                EXPLANATORY NOTE

     This Amendment No. 1 on Form 10-Q/A ("Amendment No. 1") amends the Quarterly Report on Form 10-Q of Providence and Worcester Railroad Company (the "Company") for the quarterly period ended June 30, 2009, filed with the Securities and Exchange Commission ("SEC") on August 13, 2009 (the "Original 10-Q"). This Amendment No. 1 is being filed for the sole purpose of correcting the certifications required by Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the "302 Certifications"), certain provisions of which were inadvertently omitted when the Original 10-Q was filed. The amended 302 Certifications are being filed in their entirety as Exhibits 31.1 and 31.2 to this Amendment No. 1.

     Except as described above, this Amendment No. 1 does not amend any other information set forth in the Original 10-Q and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to the date of the Original 10-Q. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 10-Q and the Company's filings made with the SEC subsequent to the filing of the Original 10-Q. The filing of this Amendment No. 1 shall not be deemed an admission that the Original 10-Q, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

                           PART II. Other Information

ITEM 6.  EXHIBITS


  Exhibit
------------


     24   Power of Attorney (included on signature page of this report)

     31.1 Certification of Robert J. Eder, Chief Executive Officer,  pursuant to
          Section 302 of the Sarbanes-Oxley Act of 2002*

     31.2 Certification of Robert J. Easton, Treasurer and Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

     32.1 Certification of Robert J. Eder, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

     32.2 Certification of Robert J. Easton, Treasurer and Principal Financial Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002*


         *     Filed herewith

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     PROVIDENCE AND WORCESTER
                                     RAILROAD COMPANY


                                      By
                                        ----------------------------------------
                                        Robert H. Eder
                                        Chairman of the Board and
                                         Chief Executive Officer


                                      By
                                        ----------------------------------------
                                        Robert J. Easton
                                        Treasurer and Chief Financial Officer


DATED:    ___________________, 2009

                                                                    EXHIBIT 31.1

                    Providence and Worcester Railroad Company
                            Certification Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, ROBERT H. EDER, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Providence and Worcester Railroad Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE:  _______________, 2009

                                      By
                                        ----------------------------------------
                                        Robert H. Eder
                                        Chairman of the Board and
                                         Chief Executive Officer

                                                                    EXHIBIT 31.2

                    Providence and Worcester Railroad Company
                            Certification Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, ROBERT J. EASTON, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Providence and Worcester Railroad Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE:  ______________, 2009

                                      By:
                                        ----------------------------------------
                                        Robert J. Easton
                                        Treasurer and Chief Financial Officer

                                                                    EXHIBIT 32.1

                                 CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350
                   AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Providence and Worcester Railroad Company (the "Company") on Form 10-Q for the period ending June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert H. Eder, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this ___ day of _________, 2009.

                                      By
                                        ----------------------------------------
                                        Robert H. Eder
                                        Chairman of the Board and
                                         Chief Executive Officer

                                                                    EXHIBIT 32.2
                                  CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Providence and Worcester Railroad Company (the "Company") on Form 10-Q for the period ending June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Easton, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this ____ day of ____________, 2009.


                                      By
                                        ----------------------------------------
                                        Robert J. Easton
                                         Treasurer and Chief Financial Officer

                                   EXHIBIT 4
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM 10-Q/A
                                (Amendment No. 1)

|X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the quarterly period ended September 30, 2009
                                       or

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1937 For the transition period from _________ to _________

                           Commission File No. 0-16704

                    PROVIDENCE AND WORCESTER RAILROAD COMPANY
                     -------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


           Rhode Island                                   05-0344399
          --------------                                  ----------
          (State or Other Jurisdiction of                (IRS Employer
          Incorporation or Organization)               Identification No.)

                     75 HAMMOND STREET, WORCESTER, MA 01610
                  -------------------------------------------
                    (Address of Principal Executive Offices)

                                 (508) 755-4000
                             ----------------------
                (Issuer's Telephone Number, Including Area Code)

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.50 per share
                    ----------------------------------------
                                (Title of Class)
                   -------------------------------------------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

     Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post files). Yes |_| No |_|

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

        Large accelerated filer  |_|       Accelerated filer |_|

        Non-accelerated filer |X|          Smaller reporting company |_|


     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes |_| No |X|

      Indicate the number of shares outstanding of each of the Issuer's classes of common stock, as of November 13, 2009:

       Common Stock -- Par Value $0.50                   4,810,210 shares
    --------------------------------------    ----------------------------------
        (class)                                           (outstanding)

================================================================================

                                EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A ("Amendment No. 1") amends the Quarterly Report on Form 10-Q of Providence and Worcester Railroad Company (the "Company") for the quarterly period ended September 30, 2009, filed with the Securities and Exchange Commission ("SEC") on November 12, 2009 (the "Original 10-Q"). This Amendment No. 1 is being filed for the sole purpose of correcting the certifications required by Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the "302 Certifications"), certain provisions of which were inadvertently omitted when the Original 10-Q was filed. The amended 302 Certifications are being filed in their entirety as Exhibits 31.1 and 31.2 to this Amendment No. 1.

Except as described above, this Amendment No. 1 does not amend any other information set forth in the Original 10-Q and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to the date of the Original 10-Q. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 10-Q and the Company's filings made with the SEC subsequent to the filing of the Original 10-Q. The filing of this Amendment No. 1 shall not be deemed an admission that the Original 10-Q, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

                           PART II. Other Information

ITEM 6.  EXHIBITS

  Exhibit
------------


     24   Power of Attorney (included on signature page of this report)

     31.1 Certification of Robert J. Eder, Chief Executive Officer,  pursuant to
          Section 302 of the Sarbanes-Oxley Act of 2002*

     31.2 Certification of Robert J. Easton, Treasurer and Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

     32.1 Certification of Robert J. Eder, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

     32.2 Certification of Robert J. Easton, Treasurer and Principal Financial Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002*


         *     Filed herewith

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PROVIDENCE AND WORCESTER
                                        RAILROAD COMPANY

                                        By:
                                           -------------------------------------
                                           Robert H. Eder
                                           Chairman of the Board and
                                            Chief Executive Officer


                                        By:
                                           -------------------------------------
                                           Robert J. Easton
                                           Treasurer and Chief Financial Officer


DATED:    ___________________, 2009

                                                                    EXHIBIT 31.1

                    Providence and Worcester Railroad Company
                            Certification Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, ROBERT H. EDER, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Providence and Worcester Railroad Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE:  ____________, 2009

                                        By:
                                           -------------------------------------
                                           Robert H. Eder
                                           Chairman of the Board and
                                            Chief Executive Officer

                                                                    EXHIBIT 31.2

                    Providence and Worcester Railroad Company
                            Certification Pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002

I, ROBERT J. EASTON, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Providence and Worcester Railroad Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE:  _____________, 2009

                                        By:
                                           -------------------------------------
                                           Robert J. Easton
                                           Treasurer and Chief Financial Officer

                                                                    EXHIBIT 32.1

                                  CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Providence and Worcester Railroad Company (the "Company") on Form 10-Q for the period ending September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert H. Eder, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this ___ day of _________, 2009.


                                        By:
                                           -------------------------------------
                                           Robert H. Eder
                                           Chairman of the Board and
                                            Chief Executive Officer

                                                                    EXHIBIT 32.2

                                  CERTIFICATION
                       PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Providence and Worcester Railroad Company (the "Company") on Form 10-Q for the period ending September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Easton, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this ____ day of ____________, 2009.


                                        By:
                                           -------------------------------------
                                           Robert J. Easton
                                           Treasurer and Chief Financial Officer